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                                                                 Exhibit 99.1

                             [LOGO CANADA NEWSWIRE]

                  Give your message. We'll give you the world.

News release via Canada NewsWire, Toronto 416-863-9350

                                                                 [CERTICOM LOGO]


ATTENTION BUSINESS EDITORS:

CERTICOM TECHNOLOGY USED TO SHOW SECURE, JAVA(TM) TECHNOLOGY-BASED MOBILE COMPUTING SOLUTIONS ON PALM HANDHELD DEVICES AT JAVAONE

        Demo Utilizes Certicom's Elliptic Curve Cryptography (ECC) to Ensure Secure Mobile Connectivity to Sun Microsystem's Corporate Applications

        JAVAONE CONFERENCE, SAN FRANCISCO, CA, June 6 /CNW/ - Certicom (Nasdaq:
CERT and TSE: CIC), a leading provider of mobile e-commerce security, today announced Sun Microsystems, Inc. will use its technology in a demo at JavaOne to seamlessly connect a Palm(TM) VII handheld with the Internet to extend Sun enterprise data access to mobile workers. Certicom's industry-leading ECC technology will provide advanced security for end-to-end communications between the Palm VII and backend systems. The demonstration is part of Sun's initiative to develop a solution that allows its workforce to securely access sensitive corporate data such as email, address book and expense report systems from mobile devices.

        "It's clear that in today's global workforces, companies like Sun are providing their workforce with devices to provide access to critical corporate information. To accomplish this, trusted, end-to-end security is a key requirement to convince IS managers to deploy these solutions," said Curtis Sasaki, director, Product Marketing, Sun's Consumer Technologies. "We chose Certicom to participate in this cutting edge demo because they have recognized expertise with Palm security, as well as expertise in the mobile and enterprise security world."

        The JavaOne demonstration will feature secure enterprise applications written in Java, running on a Palm VII handheld that can communicate with back-end systems running inside of Sun's firewall. The demo applications are being provided by Bonita Software and will run on Java 2 Platform, Micro Edition on the Palm VII.

        "We are very pleased to be working with Sun Microsystems on their enterprise-mobile connectivity initiative," said Richard Depew, Certicom's executive vice president, field operations. "Certicom specializes in enabling secure mobile computing solutions for today's corporate enterprise by providing strong, end-to-end security that protects sensitive enterprise information as it travels over wireless links."

        The demonstration will also be showcased in Sun Microsystems' Pavilion booth No. 840 and in the Certicom exhibitor booth No. 1220 at the JavaOne Conference, June 6 - June 9, 2000 at the Moscone Center. Also of note, JavaOne's "Birds of a Feather" session No. 1653 will feature Certicom chief technology officer, Tim Dierks, in a panel entitled "Developing Applications


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for Wireless Devices" to be held on Tuesday, June 6 at 7:00PM at the Marriott
Hotel, Yerba Buena Ballroom, Salon 12/13.

        About Elliptic Curve Cryptography

        Developed for a broad range of computing platforms and maximum interoperability, Certicom's Elliptic Curve Cryptography (ECC) technology enables strong, high performance security for many pieces of the computing infrastructure, including the new generation of small form-factor products such as handheld computers, pagers, cell phones and smart cards. Certicom's patented implementation of ECC technology provides a more efficient alternative to conventional public key cryptographic algorithms in many mobile and wireless environments, allowing for faster processing speed, reduced bandwidth usage and decreased battery requirements. These advantages make Certicom's ECC-based security technology particularly well suited to mobile devices that incorporate less powerful processors, such as handheld computing devices, Internet-enabled phones and two-way pagers.

        About Certicom

        Certicom is an encryption technology company specializing in security solutions for mobile computing and wireless data markets, including m- commerce. Major computing and communications companies such as Palm Inc., BellSouth Wireless Data, Motorola, Pitney Bowes, and QUALCOMM incorporate Certicom's technology into electronic commerce software, wireless messaging applications, and smart cards. Certicom is a leading source for a complete range of OEM security products and services, including cryptographic toolkits, custom implementations, and security integration services and consulting. Certicom's worldwide sales and marketing operations are based in Hayward, California, with cryptographic research and product development in Toronto, Canada. For more information, visit Certicom's Web site at http://www.certicom.com.

        Certicom is a registered trademark of Certicom Corp. Sun, Sun Microsystems and Java are trademarks or registered trademarks of Sun Microsystems, Inc in the United States and in other countries. All other companies and products listed herein are trademarks or registered trademarks of their respective holders.

        Except for historical information contained herein, this press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially. Factors that might cause a difference include, but are not limited to, those relating to the acceptance of mobile and wireless devices and the continued growth of e-commerce and m-commerce (mobile e-commerce), the increase of the demand for mutual authentication in m- commerce transactions, the acceptance of Elliptic Curve Cryptography (ECC) technology as an industry standard, the market acceptance of our principle products and sales of our customer's products, the impact of competitive products and technologies, the possibility of our products infringing patents and other intellectual property of third parties, and costs of product development. Certicom will not update these forward-looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect Certicom's financial results is included in the documents Certicom files from time to time with the Securities and Exchange Commission and Canadian securities regulatory authorities including Certicom's Registration Statement on Form F-10.

For further information: Lorraine Kauffman, Public Relations, Certicom Corp., (510) 780-5417, lkauffman@certicom.com; Jessica Johannes, Lutchansky Communications for Certicom, (408) 938-9050 x 15, jessica@lcomm.com